82-1856

02055585

02 OCT 29

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

SUPPL

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of African Metals Corporation (the "Corporation") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on November 26, 2002, at the hour of 2:00 P.M., Vancouver time, for the following purposes:

(1) To receive and consider the Report of the Directors and the consolidated financial statements of the Corporation together with the auditor's report thereon for the financial year ended May 31, 2002;

(2) To fix the number of Directors at three (3);

(3) To elect Directors for the ensuing year;

(4) To appoint the auditor for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor; and

(5) To consider and approve the adoption of the Stock Option Plan described in the Information Circular.

(6) To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 16th day of October, 2002.

11/20

BY ORDER OF THE BOARD

Willis W. Osborne
President & Director

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

INFORMATION CIRCULAR

(As at October 16th, 2002, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of **African Metals Corporation** (the "Corporation") for use at the Annual General Meeting (the "Meeting") of shareholders of the Corporation to be held on November 26, 2002 and at any adjournments thereof. Unless the context otherwise requires, references to the Corporation include the Corporation and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation or by agents retained for that purpose. **The cost of solicitation will be borne by the Corporation.**

EXERCISE OF VOTE BY PROXY

Common shares of the Corporation represented by properly executed proxies in the accompanying form will be voted or withheld from voting in accordance with the instructions of the member (the "shareholder") (on any ballot that may be called for) and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, shares represented by proxies will be voted accordingly.

If no choice is specified and one of the persons designated in the accompanying form of proxy is appointed the proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholders in the enclosed form of proxy for the Meeting are directors or officers of the Corporation.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. To exercise this right the shareholder must strike out the names of the persons designated in the accompanying form of proxy and insert the desired person's name in the blank space provided or execute a proxy in a form similar to the enclosed form.

Completed forms of proxy must be received at the corporate offices of the Corporation at Suite 515, 475 Howe Street, Vancouver, British Columbia, V6C 2B3, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently

REVOCABILITY OF PROXY

Any shareholder returning the enclosed form of proxy may revoke the same at any time provided it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value, of which 11,167,020 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on the record date, October 16, 2002, will be entitled to receive notice of and vote at the Meeting. The Corporation has only one class of shares.

The resolutions to be voted on at the Meeting must be passed by a majority of the votes cast on the resolution.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials" to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with the Company's Registrar and Transfer Agent as provided above; or**

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service**

company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

ELECTION OF DIRECTORS

The Directors of the Corporation are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.
The number of Directors to be elected at the annual general meeting is to be set at three (3).

NOMINEES FOR DIRECTORS

The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a Director. Each Director will hold office until his term expires or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the Yukon Business Corporations Act.

The following table sets out the names of the nominees for election as Directors, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a Director of the Corporation, and the number of securities of each class of voting securities of the Corporation beneficially owned by each, directly or indirectly, or over which control or direction is exercised by each, as at the date hereof.

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, controlled[2]
Michael F. Bolton[1] West Vancouver, BC Director	President of: Douglas Power Equipment Ltd. (1977 to present)	Since July, 2001	55,503 common shares[3]
Willis W. Osborne[1] Vancouver, BC President and Director	Independent Management and Geological Consultant (1987 to present)	Since May, 1980	332,973 common shares[4]
Franklin Russell[1] Accra, Ghana Director	Managing Director of Valico Ltd. (a manufacturing company of Accra, Ghana) (1985 to present)	Since September, 1997	162,560 common shares

[1] Member of the audit committee.

[2] Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at October 16, 2002, based upon information furnished to the Corporation by individual directors. Unless otherwise indicated, such shares are held directly.

[3] Of these shares 2,344 are held indirectly in the name of FD Bolton Services Ltd., a private company wholly owned by Michael F. Bolton.

[4] Of these shares 247,584 are held indirectly in the name of Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne.

EXECUTIVE COMPENSATION

The following table sets out the compensation received by the Corporation's executive officers (as defined under British Columbia securities laws), including the chief executive officer and the four most highly compensated other executive officers whose individual total compensation for the most recently completed financial year exceeded $40,000, during the Corporation's three most recently completed financial years. At the end of the most recently completed financial year, the Corporation had one executive officer. Disclosure of compensation paid to the Chief Executive Officer of the Corporation (the "Named Executive Officer") is provided herein for the periods indicated.

Summary of Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Willis W. Osborne President & Director	2002 2001 2000	$18,000 $27,000 $25,000	Nil Nil Nil	Nil Nil Nil	200,000[1] Nil 240,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

[1] Held by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne.

The Corporation may grant, pursuant to the policies of the TSX Venture Exchange, stock options to its directors and employees or to employees of a subsidiary or of a company providing management services to the Corporation, in consideration of them providing their services to the Corporation. The number of shares subject to each option is determined by the Corporation's Board of Directors within the guidelines established by such regulatory authority. The options enable such persons to purchase shares of the Corporation at a price fixed pursuant to the rules of such regulatory body.

The option agreements must provide that the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director or employee of the Corporation or within a period of not more than 30 days after ceasing to be a director or employee or, if the optionee dies, within one year from the date of the optionee's death. The options are exercisable by the optionee giving the Corporation notice and payment of the exercise price for the number of shares to be acquired. The agreements further provide that shareholder approval will be obtained prior to the exercise of options granted to insiders.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value* Realized	Unexercised Options/SAR's at end of Financial Year (#) Exercisable/Unexercisable	Value* of Unexercised In-the-Money Options/SAR's at end of Financial Year ($) Exercisable/Unexercisable
Swiftcurrent Ventures Ltd. [1]	271,500	$4,200	124,000	$4,960.00

[1] Swiftcurrent Ventures Ltd. is a private company wholly owned by Willis W. Osborne.

* Value is calculated based on the difference between the market price on the date of exercise and the exercise price.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted during the most recently completed financial year to the Named Executive Officer.

Name	Securities Under Options/SAR Granted	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Swiftcurrent Ventures Ltd. ①	200,000	$0.25	$0.25	July 13, 2001	July 13, 2006

① Swiftcurrent Ventures Ltd. is a private company wholly owned by Willis W. Osborne.

Stock options are a significant component of the compensation received by the Named Executive Officer and other officers of the Corporation and serve to provide incentive to such individuals to act in the best interests of the Corporation and its shareholders.

Other

No other compensation was paid by the Corporation to the Named Executive Officer during the most recently completed financial year, including personal benefits and securities or property paid or distributed other than pursuant to a formal plan, which compensation is not offered on the same terms to all full-time employees.

Contracts with Named Executive Officers

The Corporation has no contract with its Named Executive Officer. The Named Executive Officer is paid consulting fees for services rendered on a month to month basis. The Corporation has no plan or arrangement in respect of payments to be received by any Named Executive Officer to compensate such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The following table sets out the compensation received by the Corporation's directors (as defined under British Columbia securities laws) during the most recently completed financial year.

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Michael F. Bolton Director	2002	Nil	Nil	Nil	70,000	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Franklin Russell Director	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil

YUKON BUSINESS CORPORATIONS ACT DISCLOSURE

No officers of the Corporation received individual compensation in excess of $40,000 for services in all capacities during the most recently completed financial year except as disclosed herein.

The Corporation does not have a Pension Plan or Retirement Plan.

INDEBTEDNESS TO CORPORATION OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Corporation or any of its subsidiaries either pursuant to an employee stock purchase program of the Corporation or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Franklin Russell is an owner of Prospect Settlement, the company to which the Corporation has sold its interest in the Ghanaian assets. This transaction has received shareholders approval at the Special General Meeting held on July 15, 2002.

MANAGEMENT CONTRACTS

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or senior officers of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTER TO BE ACTED UPON

Except in their capacity as shareholders of the Corporation, no director or senior officer of the Corporation or any proposed nominee of management of the Corporation for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matter to be acted upon at the Meeting.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Jones Richards & Company, of Suite 900, 1200 Burrard Street, Vancouver, British Columbia, as the auditor of the Corporation to hold office for the ensuing year at a remuneration to be fixed by the Directors. Jones Richards was first appointed as Auditor of the Company on November 25, 1999.

PARTICULARS OF MATTERS TO BE ACTED UPON

(a) Adoption of Stock Option Plan

The Board of Directors of the Corporation adopted a new stock option plan (the "Stock Option Plan") effective October 16, 2002, subject to acceptance by the TSX Venture Exchange and the shareholders of the Corporation.

The purpose of the Stock Option Plan is to allow the Corporation to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Corporation. The granting of such options is intended to align the interests of such persons with that of the Corporation. Options will be exercisable over periods of up to five years as determined by the board of directors of the Corporation and are required to have an exercise price no less than the Market Price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Stock Option Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and services provided to the Corporation and its subsidiaries or employees of companies providing management services to the Corporation or its subsidiaries. The maximum number of Common Shares which may be issued pursuant to options previously granted and those granted under the Stock Option Plan will be a maximum of 10% of the issued and outstanding common shares of the Company at the time of grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis. The Stock Option Plan contains no vesting requirements. The Stock Option Plan must be approved by a majority of the votes cast by shareholders other than insiders or their associates to whom shares may be issued pursuant to the Stock Option Plan.

The Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Stock Option Plan will be available for review at the annual general meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Stock Option Plan.

(b) Other Matters

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

Dated this 16th day of October, 2002

BY ORDER OF THE BOARD

Willis W. Osborne
President & Director

Michael F. Bolton
Director

African Metals Corporation

PROXY

Annual General Meeting -- November 26, 2002

Type of Meeting:	**ANNUAL GENERAL MEETING**	Meeting Date/Time:	**NOVEMBER 26, 2002, 2:00 PM (Vancouver Time)**
Name of Company:	**AFRICAN METALS CORPORATION**	Meeting Location:	**10th Floor, 595 Howe Street, Vancouver, British Columbia**

The undersigned member of **AFRICAN METALS CORPORATION** (the "Corporation") hereby appoints Willis W. Osborne, President of the Corporation, or, failing this person, Michael F. Bolton, Director of the Corporation, or in place of the foregoing, ______________________ as proxyholder for and on behalf of the member with the power of substitution to attend, act and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting, or any adjournment thereof:

To be represented at the meeting, this proxy form must be received at the corporate offices of the Corporation by mail or by fax no later than forty-eight ("48") hours, excluding Saturdays and Holidays, prior to the time of the meeting. The mailing address of the Corporation is Suite 515 475 Howe Street, Vancouver, BC, V6C 2B3 and its fax number is 604-684-4100.

Affix Label Here

Name of Proxy Holder:

Address of Proxy Holder:

Number of Securities Represented by Proxy:

The undersigned member hereby revokes any proxy previously given to attend and vote at said meeting.

Please sign here: ______________________

Date: ______________________, 2002

RESOLUTIONS (for complete details see the enclosed notice of meeting & information circular)

		For	**Against**
1.	The Report of the Directors and The Financial Statements:	______	______
2.	To set the number of directors at three (3):	______	______
		For	**Withhold**
3.	To elect the following persons as directors:		
	MICHAEL F. BOLTON	______	______
	WILLIS W. OSBORNE	______	______
	FRANKLIN RUSSELL	______	______
4.	To appoint Jones Richards & Company as auditor and authorize the directors to fix the remuneration paid to the auditor:	______	______
		For	**Against**
5.	To consider and approve the adoption of the Stock Option Plan described in the Information Circular.	______	______
		For	**Against**
6.	To transact such other business as may properly come before the meeting:	______	______

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Corporation.**

2. **If someone other than the Member of the Corporation signs this proxy form** on behalf of the named Member of the Corporation, documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. If the proxy form is not dated by the Member, it shall be deemed to be dated the date on which it is mailed.

3. (i) ***If a registered Member wishes to attend the Meeting to vote on the resolutions in person,*** please register your attendance with the Corporation's scrutineers at the Meeting.

   (ii) ***If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person***, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. ***If a Member cannot attend the Meeting but wishes to vote on the resolutions,*** the Member can ***appoint another person***, who need not be a Member of the Corporation, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Member's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.

5. ***If the Member cannot attend the Meeting but wishes to vote on the resolutions*** and to ***appoint one of the management appointees*** named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.

7. If a registered Member has returned the proxy form, the Member may still attend the Meeting and vote in person should the Member later decide to do so. To attend, and vote at the Meeting, the Member must record his/her attendance with the Corporation's scrutineers at the Meeting and revoke the proxy form in writing.

African Metals Corporation

(the "Corporation")

Supplemental Mailing List

RETURN CARD

AFRICAN METALS CORPORATION
Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3

National Policy Statement No. 41/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer's **SUPPLEMENTAL MAILING LIST** in order to receive interim financial statements of the Corporation. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to the Corporation at Suite 515, 475 Howe Street, Vancouver, British Columbia, CANADA V6C 2B3 OR send by fax to 604-684-5854.

Name: ______________________________

Address: ______________________________

City: ______________________________

Province/State: ______________ **Postal/Zip Code:** ______________

Telephone: ______________ **Facsimile:** ______________

E-Mail: ______________

Number of Shares Beneficially Owned: ______________________________

The undersigned hereby certifies that he/she is the owner of securities of African Metals Corporation, and requests that he/she be placed on the Corporation's supplemental Mailing List to receive its interim financial statements.

DATED: ______________________________**, 2002.**

Please return this document along with your proxy in the enclosed envelope. **As the list will be updated each year, a return card will be required annually in order to remain on the list.**

African Metals Corporation

2002 ANNUAL REPORT

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, BC, CANADA V6C 2B3
Telephone: (604) 684-4100 Facsimile: (604) 684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Annual Report to Shareholders For the Year Ended May 31, 2002
(BC Form 51-901F, Schedule C: Management Discussion and Analysis)

Dear Shareholder:

Introduction

The Management of African Metals Corporation believes that gold mining companies are currently in the early stages of a major bull market. Although some of the larger and more high-profile junior companies have experienced an increase in share price as well as liquidity, the majority have shown little movement. With this in mind African Metals examined its portfolio of gold properties, sold or dropped all of the properties held at the beginning of Fiscal Year 2002, and added two new ones in order to better position itself for what is anticipated to be a bull market for junior, gold exploration companies.

As part of the process of rejuvenation, Michael F. Bolton joined the Company as Director. During the coarse of the year the Company raised a total $119,475 and, subsequent to year end, $38,240.

The Sale of the Union and Nkroful Companies

On August 2, 2001, African Metals announced the agreement whereby it would return all of its Ghanaian assets to the original owners for 1.5 million shares of African Metals stock, which was to be returned to treasury. The assets include a 85% interest in the Nkroful property and a 100% interest in the Dugu and Karamenga concessions. It also includes a mill and the right to operate a gold recovery mill on the Shiega Small Scale Mining area. The transaction was subject to the approval of the shareholders which has been received and TSX Venture Exchange approval.

The Nkroful property was the most promising asset. Following the original African Metals acquisition, a drill program was completed on the Bokrobo prospect with very encouraging intersections of gold. A subsequent drill program was later completed with disappointing results that showed the gold mineralization to be weakening laterally and to depth.

Many of the other areas anomalous in gold on the Nkroful property had been previously drilled, and the numerous showings appear to be limited in extent although it may still be possible to find more zones of interest. It is felt that the odds of doing so have been greatly reduced by the earlier extensive exploration.

Although the previous owners may be able to recover some gold from the Bokrobo zone, African Metals is not willing to risk the expenditure of attempting to prove up a mineral resource, preparing to mine it and ending up with a loss.

It is thought that such a program would take more of the Company's time and resources then it is worth, and the returns could be limited, consequently it is being returned to its previous owners.

Faraba and Faraba Nord Concessions

Towards the end of 1999, the Company acquired the Faraba and Faraba Nord concessions in Mali, West Africa. Because of very favorable geology and active orpaillage, or the digging of pits by local miners in the search for and recovery of gold, the concessions were optioned. A program of soil sampling and mapping was carried out with favorable results. A program of follow-up pitting was conducted in areas of soils with anomalous gold with negative results, and the concessions were dropped.

Lenguekoto Concession

In August, 2001 the Company acquired an option on a 95% interest in the 10 sq. km Lenguekoto concession, subject to a 1% net smelter royalty on any production. To earn the 95% interest, the Company must pay $110,000 over 5 years and keep the concession in good standing.

This concession shares some of the important characteristics found associated with gold deposits in the area. This includes a geological setting consisting of a proximal granitic intrusive or intrusives within rock of the Birimian system. It also includes extensive areas of orpaillage. The orpailleurs on the Lenguekoto concession have reported rich pockets of gold in the zone. An exploration program of pitting and trenching was carried out this summer, but the rainy season interrupted it. Sampling will take place as soon as the area dries out.

Kofeba Concession

Subsequent to year-end African Metals acquired an option on a 95% interest on the 27 sq. km Kofeba concession, subject to a 1% net smelter royalty. To exercise its option the Company must pay $127,000 over a 6 to 7 year period. The concession lies across an important trend of gold mineralization. The area is underlain by rock of the very important Birimian system, which has been intruded by granitic rock. It is a historical and current site of orpaillage. The first program is expected to start early in 2003.

Current Plans
The Company plans to complete the sampling on the Lenguekoto as soon as possible. A program of soil sampling and geological mapping will be completed in the winter on the Kofeba concession. African Metals is also actively searching for new gold properties.

Financial and Corporate Information
In corporate news the Company is pleased to welcome Micheal F. Bolton to the Board of Directors. He has a M.B.A. from the University of British Columbia and is President of Douglas Power Equipment.

A total of $119,475 was raised during fiscal Year 2002. This includes the exercise of 195,500 share purchase options at $0.20 for $39,100, the exercise of 76,000 options at $0.25 for 19,000, the exercise of 150,000 warrents at $0.20 for $30,000 and the sale of marketable securities for $31,375. A subsequent 136,000 unit private placement at $0.24 per unit raised $32,640 and exercise of 22,400 options at $0.25 raised $5,600. In addition, the Company received 100,000 shares of Great Quest Metals as the final payment for the Gold Dust Property.

During the fiscal Year 2002 the company granted 310,000 share purchase options to directors, officers and consultants at a price of $0.25 for five years. A further 300,000 share purchase options were granted at $0.27 subsequent to year-end.

The most evident item in the financial statements is the write-down of capitalized costs of $996,485 in 2001 and $452,681 in 2002, which reflects the sale of the Union-Nkroful companies and the dropping of the Faraba and Faraba Nord concessions.

Investor Relations
Investor relations is conducted by Company personnel through the dissemination of news releases and other communications with shareholders and investors. Information can be viewed by shareholders on our website at ***www.africanmetals.com***.

"Signed"
Willis W. Osborne
President

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
x Schedules B & C

ISSUER DETAILS:

Name of Issuer	AFRICAN METALS CORPORATION
Issuer Address	515 – 475 Howe Street, Vancouver, B.C. V6C 2B3
Issuer Telephone Number	604-684-4100
Contact Person	Willis W. Osborne
Contact Position	President
Contact Telephone Number	604-684-4100
Contact Email Address	info@africanmetals.com
Website Address	www.africanmetals.com
For Quarter Ended	May 31, 2002
Date of Report (yy/mm/dd)	02/09/20

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR	02/10/17 DATE SIGNED (YY/MM/DD)
DIRECTOR	02/10/17 DATE SIGNED (YY/MM/DD)

AFRICAN METALS CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2002
(MAY 31, 2001)

AFRICAN METALS CORPORATION

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2002

(MAY 31, 2001)

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff C.G.A.*
Keon J. Kwan B.A., C.G.A.*, C.F.P.
Deborah E. Graystone B.Sc., C.G.A.*, T.E.P.
Jindra Casperson C.G.A.*

AUDITORS' REPORT

To the Shareholders of
African Metals Corporation

We have audited the consolidated balance sheets of African Metals Corporation as at May 31, 2002 and May 31, 2001, the consolidated statements of operations and deficit, the consolidated statements of cash flows, and the consolidated schedules of deferred exploration and development costs for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and May 31, 2001, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
September 20, 2002

900 - 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2388 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

AFRICAN METALS CORPORATION
CONSOLIDATED BALANCE SHEET
MAY 31, 2002
(With comparative audited consolidated figures for May 31, 2001)

	2002	2001
ASSETS		
Current Assets		
Cash and short-term deposits	$ 10,179	$ 4,996
Marketable securities (Notes 3 and 5)	49,110	52,926
Accounts receivable	1,548	1,173
Prepaid expenses	8,426	-
	69,263	59,095
Property, Plant and Equipment (Notes 3 and 6)	224,588	326,053
Mineral Properties, including deferred costs (Notes 3 and 7)	23,580	332,733
Incorporation Costs	-	648
	$ 317,431	$ 718,529
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 27,404	$ 31,017
Due to related parties (Note 8)	9,288	5,305
	36,692	36,322
SHAREHOLDERS' EQUITY		
Share Capital (Note 9)	9,393,550	9,305,450
Share Subscription Advance	35,140	2,500
Deficit	(9,147,951)	(8,625,743)
	280,739	682,207
	$ 317,431	$ 718,529

Approved on Behalf of the Board:

Willy W. Ol[illegible] Director

[signature] Director

AFRICAN METALS CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED MAY 31, 2002
(With comparative audited consolidated figures for the year ended May 31, 2001)

	2002	2001
ADMINISTRATION COSTS:		
Advertising	$ -	$ 732
Bank charges	964	1,339
Commissions	955	1,618
Consulting fees	-	2,632
Management fees	18,000	27,000
Office and miscellaneous	30,402	27,102
Professional fees	16,525	16,573
Rent	13,608	8,887
Shareholder relations	3,649	-
Stock exchange filing fees	4,959	5,115
Telephone	1,053	2,273
Transfer agent	3,308	3,080
Travel and promotion	2,731	6,215
	96,154	102,566
Expense recovery	(318)	(114)
LOSS BEFORE OTHER ITEMS	95,836	102,452
OTHER ITEMS:		
Exploration costs recovered (Note 7d)	(18,000)	(7,500)
Gain on disposal of marketable securities	(9,559)	(14,600)
Gain on conversion of foreign currencies	(811)	(557)
Interest income	(251)	(435)
Loss on write-down of marketable securities	-	9,000
Loss on write-down and write-off of mineral properties	452,681	996,485
Write-off of incorporation costs	648	-
Property examination costs	1,664	-
	426,372	982,393
NET LOSS FOR THE YEAR	522,208	1,084,845
DEFICIT, BEGINNING OF YEAR	8,625,743	7,540,898
DEFICIT, END OF YEAR	$ 9,147,951	$ 8,625,743
Loss per share	$ (0.04)	$ (0.09)

AFRICAN METALS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2002
(With comparative audited consolidated figures for the year ended May 31, 2001)

	2002	2001
OPERATING ACTIVITIES:		
Net loss for the year	$ (522,208)	$ (1,084,845)
Adjustments:		
Exploration costs recovered	(18,000)	(7,500)
Gain on disposal of marketable securities	(9,559)	(14,600)
Gain on conversion of foreign currencies	(811)	(557)
Loss on write-down of marketable securities	-	9,000
Loss on write-down and write-off of mineral properties	452,681	996,485
Write-off of incorporation costs	648	-
	(97,249)	(102,017)
Changes in non-cash working capital items:		
Accounts receivable	(375)	3,798
Prepaid expenses	(8,426)	-
Accounts payable and accrued liabilities	(3,613)	(28,975)
Due to related parties	3,983	3,424
	(105,680)	(123,770)
FINANCING ACTIVITIES:		
Issue of share capital for cash	88,100	56,500
Share subscription advance	32,640	2,500
	120,740	59,000
INVESTING ACTIVITIES:		
Proceeds on disposal of marketable securities	31,375	51,350
Acquisition costs of mineral properties	(20,352)	(4,412)
Deferred exploration and development costs, net of amortization	(21,711)	-
	(10,688)	46,938
Gain on conversion of foreign currencies	811	557
INCREASE (DECREASE) IN CASH	5,183	(17,275)
CASH AND SHORT-TERM DEPOSITS, BEGINNING OF YEAR	4,996	22,271
CASH AND SHORT-TERM DEPOSITS, END OF YEAR	$ 10,179	$ 4,996

SUPPLEMENTAL CASH FLOW INFORMATION (Note 14)

AFRICAN METALS CORPORATION
CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE YEAR ENDED MAY 31, 2002
(With comparative audited consolidated figures for the year ended May 31, 2001)

	Mineral Properties					
	Nkroful Properties	Mali Properties	2002 Total	Nkroful Properties	Mali Properties	2001 Total
EXPLORATION AND DEVELOPMENT COSTS:						
Amortization	101,465	$ -	$ 101,465	$ 54,200	$ -	$ 54,200
Drilling, reclamation and assays	-	1,494	1,494	-	-	-
Exploration survey	-	18,612	18,612	-	-	-
Office, consulting and travel	-	1,605	1,605	-	-	-
TOTAL COSTS INCURRED DURING THE YEAR	101,465	21,711	123,176	54,200	-	54,200
BALANCE OF COSTS AT BEGINNING OF YEAR	-	28,316	28,316	276,322	28,316	304,638
Write-down of capitalized costs	(101,465)	(37,808)	(139,273)	(330,522)	-	(330,522)
BALANCE OF COSTS AT END OF YEAR	$ -	$ 12,219	$ 12,219	$ -	$ 28,316	$ 28,316

1. NATURE OF BUSINESS AND OPERATIONS

African Metals Corporation (the "Company") is a Yukon registered company. Its principal business activities are the exploration and development of minerals properties located in Africa.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital. The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, complete sufficient public equity financing, or generate profitable operations in the future. The Company had the following deficits and working capital as at the following dates:

Date	Deficit	Working Capital
May 31, 2002	$ 9,147,951	$ 32,571
May 31, 2001	$ 8,625,743	$ 22,773

The rights to explore for and mine minerals in Ghana and Mali are granted under a succession of permits which purport to give the holder the right to renewal and a succeeding permit, however, there is considerable discretion left to the relevant government authority and such authority may refuse to renew a permit or grant a succeeding permit to a holder of a permit and the holder may be without remedy. The permits which the Company has an interest in state expressly that they do not constitute a right of acquisition to the holder and consequently the Company presently has no title to these properties. However, the Company accounts for these properties on the basis that the title will be obtained.

2. PRINCIPLES OF CONSOLIDATION (See Note 15e)

The consolidated financial statements include the accounts of the Company's subsidiaries as follows:

Company	Incorporated in	Percentage of Ownership
Nkroful Mining Limited	Ghana	85%
Union Mining Limited	Ireland	100%

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are written-off to deficit.

b. Joint Ventures

The Company used the proportionate consolidation method to account for its interest in the Baroya Property and Yatia Nord Exploration Permit. Under this method of accounting, these consolidated financial statements included the Company's pro-rata share of the assets, liabilities and expenses of the joint ventures.

c. Values

The amounts shown for the mineral properties and deferred costs, represent costs to date and are not intended to reflect present or future values.

d. Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company, and accordingly, are accounted for on a cash basis.

e. Marketable Securities

Marketable Securities are valued at the lower of cost or market value. Marketable securities are recorded at cost if their decline in market value is considered temporary.

f. Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method at the rate of 10% per annum.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

g. **Property Examination Costs**

Property examination costs represent the current costs of evaluating the potential merit of mineral properties which have been determined by such examination to have no future value. As no continuing interest is acquired in the evaluated mineral properties, all related costs are expensed in the year incurred.

h. **Loss per Share**

Loss per share has been calculated using the weighted-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

i. **Incentive Stock Option Plan**

The Company has not adopted a formal incentive stock option plan, but has granted stock options as described in Note 9. No compensation expense is recognized when shares are issued or stock options are granted. Any consideration paid by individuals on exercise of stock options or purchase of shares is credited to share capital.

j. **Translation of Foreign Currencies**

Foreign currencies have been translated into Canadian funds using the temporal method as follows:

i. Monetary items at the rate of exchange prevailing as at the consolidated balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Deferred exploration, development and administration costs at the period average in which transaction occurred.

k. **Use of Estimates**

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and short-term deposits, marketable securities, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

5. MARKETABLE SECURITIES

	2002	2001
Great Quest Metals Ltd. – 279,686 (2001 – 236,250) shares (market value - $74,063; 2001 - $51,975)	$ 44,607	$ 32,438
La Plata Gold Corporation – 4,047 (2001 - 4,047) shares (market value - $4,250; 2001 - $5,059)	3,238	3,238
Resources Robex Inc. – 5,500 (2001 – 75,000) shares (market value - $1,870; 2001 - $17,250)	1,265	17,250
	$ 49,110	$ 52,926

6. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	2002 Net Book Value	2001 Net Book Value
Mill	$ 542,853	$ 318,265	$ 224,588	$ 326,053

During the current year, an additional amortization charge totalling $47,265 has been accrued. The effect of this additional charge is to reduce the net realizable value of the net assets of Union Mining Limited and Nkroful Mining Limited to the amount realized on the subsequent sale of these subsidiaries as described in Note 15e.

7. MINERAL PROPERTIES

	2002			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down Of Capitalized Costs	Total
a. Nkroful Properties, Ghana	$ 300,000	$ 101,465	$ (401,464)	$ 1
b. Mali	24,767	50,027	(51,215)	23,579
c. Argentina	1	-	(1)	-
d. Alaska	1	-	(1)	-
	$ 324,769	$ 151,492	$ (452,681)	$ 23,580

	2001			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down Of Capitalized Costs	Total
a. Nkroful Properties, Ghana	$ 965,961	$ 330,522	$ (996,483)	$ 300,000
b. Mali	4,417	28,316	(2)	32,731
c. Argentina	1	-	-	1
d. Alaska	1	-	-	1
	$ 970,380	$ 358,838	$ (996,485)	$ 332,733

a. **Nkroful Properties**

The Company acquired an 85% interest in two (2) mining leases and a prospecting licence in Southwestern Ghana.

The prospecting license was subject to a Joint-Venture Agreement with SAMAX Exploration Ltd. ("SAMAX"), dated July 11, 1995 (as amended on July 3, 1998), whereby SAMAX would have earned a 65% equity interest in the joint venture on delivery of a bankable feasibility study. Until such time, SAMAX undertook to fund 100% of the exploration costs.

Also, if either of the Company or SAMAX acquired an existing licence in an area within five (5) kilometres of the boundaries of the above prospecting licence, this new license would have been included in the joint venture. On June 30, 1998, SAMAX entered into an

7. MINERAL PROPERTIES (CONT'D)

a. **Nkroful Properties (cont'd)**

Agreement to acquire a 75% interest in a prospecting license in the Ebi/Teleku-Bakazo area of Ghana which was contiguous to the above prospecting licence. Accordingly, the Company and SAMAX agreed that the Company would have a 10% carried interest in this new prospecting licence.

In consideration for entering into the amended July 3, 1998 Agreement with SAMAX, the Company received US$30,000 on signing of the amended Agreement and would have received US$30,000 on the date a decision to proceed with a bankable feasibility study was received.

During the year ended May 31, 2001, Ashanti Goldfields acquired SAMAX and assumed SAMAX's rights and obligations in the Agreement. After completing a program on the property, it then decided to withdraw from the Agreement. At the same time Ashanti Goldfields dropped its option on the Ebi/Teleku-Bakazo concessions and accordingly the 10% carried interest expired.

As the result of an Agreement to sell the Company's right, title and ownership in and to its 100% interest in Union Mining Limited and its 85% interest in Nkroful Mining Limited, including the Nkroful properties described above, the management of the Company resolved to write-down the value of this project to a nominal value.

b. **Mali, West Africa**

	2002			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down Of Capitalized Costs	Total
i. Farabu Nord Concession	$ 2,207	$ 19,840	$ (22,047)	$ -
ii. Faraba Concession	11,198	17,968	(29,166)	-
iii. Baroya Property	1	-	(1)	-
iv. Filimana Project Permit	1	-	(1)	-
v. Metedia S.W. Permit	-	-	-	-
vi. Yatia Nord Permit	-	-	-	-
vii. Lenguekoto Concession	11,360	12,219	-	23,579
	$ 24,767	$ 50,027	$ (51,215)	$ 23,579

7. MINERAL PROPERTIES (CONT'D)

b. Mali, West Africa (cont'd)

		2001			
		Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
i.	Faraba Nord Concession	$ 2,207	$ 19,723	$ -	$ 21,930
ii.	Faraba Concession	2,206	8,593	-	10,799
iii.	Baroya Property	1	-	-	1
iv.	Filimana Project Permit	1	-	-	1
v.	Metedia S.W. Permit	1	-	(1)	-
vi.	Yatia Nord Permit	1	-	(1)	-
vii.	Lenguekoto Concession	-	-	-	-
		$ 4,417	$ 28,316	$ (2)	$ 32,731

i. Faraba Nord Concession

By a Provisional Contract dated November 26, 1999, the Company could have acquired a 95% interest in a mineral concession located in Mali, for consideration of $109,200 cash (of which $2,207 was paid).

The property was subject to a 1% production royalty. The Company's 95% interest was subject to a pro-rata reduction based on the percentage of the project taken by the Government of Mali, if and when a production Company was formed to develop deposits.

During the current year, the management of the Company resolved to abandon this property, and accordingly, the capitalized costs have been written-off to deficit.

ii. Faraba Concession

By a Provisional Contract dated December 3, 1999, the Company could have acquired a 95% interest in a mineral concession, known as the Faraba concession, located in Mali, for consideration of $109,200 cash (of which $2,206 was paid).

The property was subject to a 1% production royalty. The Company's 95% interest was subject to a pro-rata reduction based on the percentage of the project taken by the Government of Mali, if and when a production Company was formed to develop deposits.

During the current year, the management of the Company resolved to abandon this property, and accordingly, the capitalized costs have been written-off to deficit.

7. MINERAL PROPERTIES (CONT'D)

b. Mali, West Africa (cont'd)

iii. Baroya Property

By a Letter Agreement dated May 24, 1996, the Company acquired the right to purchase a 65% interest in a preliminary exploration permit for an area located in the Kenieba Valley, Mali, for consideration of $275,000 cash (of which $200,000 was paid) and 250,000 shares of the Company's capital stock (of which 50,000 shares were issued at a price of $0.76 per share and 50,000 shares were issued at a price of $0.49 per share).

The property was subject to a 3% net smelter royalty on production of precious metals from the property.

The Company entered into a Joint Venture Agreement on January 20, 1997 with a corporation that held a 25% interest in this property. The joint venture partners had a 90% interest in the property but paid 100% of all expenditures. By a Letter Agreement dated December 29, 1998, the Company agreed to transfer to the Joint Venture partner a 100% of its interest in this property for a consideration of 200,000 shares the Joint Venture partner's capital stock (received at a price of $0.35 per share). The Company retained a 1% net smelter returns royalty which could have been purchased for $500,000. The Joint Venture partner has abandoned this property.

During the year ended May 31, 1998, the management of the Company resolved to write-down the capitalized costs related to the property to a nominal value of $1.

During the current year, the management of the Company resolved to abandon this property, and accordingly, the remaining capitalized costs have been written-off to deficit.

iv. Filimana Project Permit

On October 31, 1996, the Company entered into two (2) Agreements to acquire a 95% interest in two (2) concessions for Authorizations covering approximately 450 square kilometres in the Filimana district of Mali. These Agreements had been replaced by a Letter of Agreement dated January 29, 1997. The Company's consideration for its interest was $1,498,086 (of which $94,221 was paid).

By a terminated option Agreement dated July 8, 1998, which was superseded by a terminated Letter Agreement dated April 21, 1999 with Great Quest Metals Ltd. ("Great Quest") with regard to one (1) of the concessions for authorizations, the Company received $5,000 cash, 100,000 shares of Great Quest's capital stock (received at a price of $0.15 per share) and a 1.5% net smelter returns royalty (to a maximum of $1,000,000).

7. **MINERAL PROPERTIES (CONT'D)**

b. **Mali, West Africa (cont'd)**

iv. Filimana Project Permit (cont'd)

During the year ended May 31, 1998, the management of the Company resolved to write-down the capitalized costs related to this property to a nominal value of $1.

During the current year, the management of the Company resolved to abandon this property, and accordingly, the remaining capitalized costs have been written-off to deficit.

v. Meteda S.W. Permit

By an Agreement dated November 1, 1996, the Company acquired the right to earn up to a 90% interest in a preliminary exploration permit for an area located in the Kenieba Valley, Mali, for consideration of $176,872 cash (of which $8,872 was paid). The property was subject to a 2% production royalty, and 5% of the equity in the production Company, if and when formed to develop the deposit. The royalty could have been purchased at any time for $1,000,000 U.S.

During the year ended May 31, 1998, the management of the Company resolved to write-down the capitalized costs related to this permit to a nominal value of $1.

During the year ended May 31, 2001, the management of the Company resolved to abandon this property, and accordingly, the remaining capitalized costs have been written-off to deficit.

vi. Yatia Nord Permit

By an Agreement dated September 27, 1996, the Company acquired the right to earn a 67.5% interest in a preliminary exploration permit for an area located in the Kenieba Valley, Mali, for consideration of $61,700 cash (of which $20,100 was paid).

During the year ended May 31, 1998, the management of the Company resolved to write-down the capitalized costs related to this permit to a nominal value of $1.

During the year ended May 31, 2001, the management of the Company resolved to abandon this property, and accordingly, the remaining capitalized costs had been written-off to deficit.

7. **MINERAL PROPERTIES (CONT'D)**

b. **Mali, West Africa (cont'd)**

vii. Lenguekoto Concession

By a Memorandum of Agreement dated January 15, 2002, the Company acquired the right to earn a 95% interest (subject to a 1% net smelter returns loyalty) in a mineral concession located in Mali for consideration of $107,000 cash (of which $11,360 has been paid), payable in instalments over the period ended December 31, 2005.

c. **Argentina - Valle Ancho Property**

The Company retains a 0.75% net smelter return royalty on a mining concession located in the Province of Catamarca, Argentina, which was recorded at a nominal value of $1.

During the current year, the management of the Company resolved to abandon this property, and accordingly, the remaining capitalized costs have been written-off to deficit.

d. **Alaska - Gold Dust Property**

By a Mining Lease and Agreement dated May 5, 1993 (as amended by an Agreement dated November 16, 1995), the Company purchased a 100% interest in one hundred and thirty-nine (139) mineral claims located in the Fairbanks Mining District, Alaska for consideration of $193,465 (US$141,723) (paid) and a commitment to issue 200,000 shares of the Company's capital stock (of which 125,000 shares were issued at a value of $0.40 per share).

A finder's fees of 25,000 shares of the Company's capital stock were issued at a value of $0.40 per share with regards to this Agreement.

During the year ended May 31, 1998, the management of the Company resolved to write-down the value of the mineral property to a nominal value of $1.

By a Letter of Intent dated June 18, 1998 (confirmed by an Agreement dated July 30, 1998), the Company optioned a 100% interest in this property to Great Quest Metals Ltd. (formerly Westpine Metals Ltd.) ("Great Quest") of Vancouver, B.C. for a consideration of 200,000 shares of Great Quest's share capital to be issued over a period ending December 17, 2002.

The Company retained a 2% net smelter return royalty to a maximum of US$2,000,000 on this property.

During the year ended May 31, 2000, 50,000 shares were received by the Company at a price of $0.20 per share.

7. **MINERAL PROPERTIES (CONT'D)**

d. <u>Alaska - Gold Dust Property (cont'd)</u>

During the year ended May 31, 2001, 50,000 shares were received by the Company at a price of $0.15 per share.

During the current year, 100,000 shares were received by the Company at a price of $0.18 per share. The management of the Company resolved to abandon this property, and accordingly, the capitalized costs have been written-off to deficit.

8. **DUE TO RELATED PARTIES**

Amounts due to a current Director of the Company and a corporation owned by the President of the Company are unsecured, non-interest bearing and have no specific terms of repayment.

9. **SHARE CAPITAL**

The authorized share capital of the Company consists of unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	2002		2001	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year	12,087,120	$ 9,305,450	11,650,310	$ 9,222,778
Shares issued for cash	421,500	88,100	357,500	56,500
Shares issued for debt	-	-	79,310	26,172
Balance, end of year	12,508,620	$ 9,393,550	12,087,120	$ 9,305,450

Transactions for the Issue of Share Capital
<u>During the Year Ended May 31, 2002:</u>

a. The Company issued 271,500 shares for the exercise of stock options as follows: 195,500 shares at a price of $0.20 per share for a total consideration of $39,100; and 76,000 shares at a price of $0.25 per share for a total consideration of $19,000.

b. The Company issued 150,000 shares at a price of $0.20 per share for the exercise of share purchase warrants for a total consideration of $30,000.

AFRICAN METALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2002
(MAY 31, 2001)

9. **SHARE CAPITAL (CONT'D)**

Transactions for the Issue of Share Capital
<u>During the Year Ended May 31, 2001:</u>

a. The Company issued 79,130 shares at a price of $0.33 per share to settle debts totalling $26,172.

b. The Company issued 300,000 shares at a price of $0.15 per share for the exercise of share purchase warrants for a total consideration of $45,000.

c. The Company issued 57,500 shares at a price of $0.20 per share for the exercise of stock options for a total consideration of $11,500.

<u>**Stock Options:**</u>

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

A summary of the status of the Company's stock options outstanding as of May 31, 2002 and 2001 and changes during the years then ended is as follows:

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	842,500	$ 0.20	905,000	$ 0.20
Granted	310,000	0.25	-	-
Exercised	(271,500)	(0.21)	(57,500)	(0.20)
Forfeited/cancelled	(5,000)	(0.20)	(5,000)	(0.20)
Options outstanding, end of year	876,000	$ 0.21	842,500	$ 0.20

At May 31, 2002, the Company had outstanding stock options exercisable to acquire 876,000 shares as follows:

Shares	Exercise Price	Expiry Date
72,500	$0.20	October 16, 2002
112,000	$0.20	August 6, 2003
457,500	$0.20	January 26, 2005
234,000	$0.25	July 13, 2006
876,000		

10. RELATED PARTY TRANSACTIONS

a. Management fees totalling $18,000 (2001 - $27,000) were paid to the President of the Company.

b. Rent and office services totalling $16,824 (2001 - $10,395) were incurred with, Great Quest Metals Ltd., a corporation related by virtue of common directors.

c. The Company had the following Agreements with Great Quest Metals Ltd.:

Note	Agreement Date	Property
7b(iv)	July 8, 1998	Mali – Filimana Project Permit
7d	June 18, 1998	Alaska – Gold Dust Property

d. Legal fees totalling $Nil (2001 - $3,298) were incurred with a former Director of the Company. As at May 31, 2002 an amount totalling $Nil (2001 - $2,060) remains as an account payable.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

11. LEASE COMMITMENT

The Company is under obligation for an equipment lease. Future minimum lease payments for the next three years are as follows:

2003	$ 2,593
2004	2,593
2005	2,377
	$ 7,563

12. CORPORATE INCOME TAX

The Company has certain resource related deductions and other losses which are available to be offset against future income. The benefits of these losses and deductions are not reflected in these consolidated financial statements. The realization of these tax benefits in future years will be recorded as an adjustment to the tax provision in the year realized.

AFRICAN METALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2002
(MAY 31, 2001)

13. SEGMENTED INFORMATION

The Company's activities are in the one (1) industry segment of mineral property acquisition, exploration and development.

Property, plant and equipment and mineral properties by geographical segment is as follows:

	Ghana	Mali	Argentina	United States	Total
May 31, 2002					
Property, plant and equipment	$ 224,588	$ -	$ -	$ -	$224,588
Mineral properties, including deferred costs	1	23,579	-	-	23,580
	$ 224,589	$ 23,579	$ -	$ -	$248,168

	Ghana	Mali	Argentina	United States	Total
May 31, 2001					
Property, plant and equipment	$ 326,053	$ -	$ -	$ -	$326,053
Mineral properties, including deferred costs	300,000	32,731	1	1	332,733
	$ 626,053	$ 32,731	$ 1	$ 1	$658,786

14. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the years ended May 31, 2002 and 2001 as follows:

	2002	2001
Non-cash financing activities:		
Share capital issued for:		
Debt	$ -	$ 26,172
Non-cash investing activities:		
Deferred exploration and development cost, net of amortization	$ 101,465	$ 54,200

15. SUBSEQUENT EVENTS

a. The Company granted stock options totalling 300,000 shares exercisable at a price of $0.27 per share on or before June 26, 2007.

15. SUBSEQUENT EVENTS (CONT'D)

b. The Company entered into an option agreement on the Kofeba concession, located in Mali. Under the agreement, the Company may acquire a 95% interest in the concession for consideration of approximately $127,000 over a period of six (6) to seven (7) years. Any production is subject to a 1% net smelter royalty.

c. The Company completed a Private Placement financing consisting of 136,000 units at a price of $0.24 per unit for a total consideration of $32,640. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.30 per share on or before April 02, 2004.

d. The Company issued 22,400 shares at a price of $0.25 per share for the exercise of stock options for a total consideration of $5,600.

e. By a Memorandum of Agreement dated June 29, 2001 with the Prospect Settlement of Monaco, the Company sold all of its right, title and ownership in its 100% interest in Union Mining Limited ("Union") and its 85% interest in Nkroful Mining Limited ("Nkroful") for consideration of 1,500,000 shares of the Company's capital stock which was returned to treasury.

Subsequent to the year end, the Company sold its investments in Union and Nkroful. At the date of disposition, the net assets and gain on sale of investments were as follows:

Property, Plant and Equipment	$ 224,588
Mineral Properties	1
Current Liabilities	(14,589)
Net Assets	210,000
Proceeds of disposition	(210,000)
Gain on sale of investments	$ -

This transaction is subject to regulatory approval.

AFRICAN METALS CORPORATION
MAY 31, 2002

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COST:

See the accompanying consolidated financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 10 of the accompanying consolidated financial statements.

The aggregate amount of expenditures made or accrued to parties not-at-arms length from the Company were $34,824 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING YEAR ENDED MAY 31, 2002:

Date of Issue	Type of Security	Type of Issue	Number Of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
June 25/01	Common Shares	Exercise of Options	72,500	$0.20	$ 14,500	Cash	Nil
Jul. 09/01	Common Shares	Exercise of Options	50,000	$0.20	$ 10,000	Cash	Nil
Sept. 5/01	Common Shares	Exercise of Options	35,000	$0.20	$ 7,000	Cash	Nil
Oct. 19/01	Common Shares	Exercise of Options	13,000	$0.20	$ 2,600	Cash	Nil
Nov. 19/01	Common Shares	Exercise of Warrants	150,000	$0.20	$ 30,000	Cash	Nil
Dec. 06/01	Common Shares	Exercise of Options	25,000	$0.20	$ 5,000	Cash	Nil
Dec. 06/01	Common Shares	Exercise of Options	47,500	$0.25	$ 11,875	Cash	Nil
Feb. 05/02	Common Shares	Exercise of Options	12,000	$0.25	$ 3,000	Cash	Nil
Feb. 25/02	Common Shares	Exercise of Options	11,000	$0:25	$ 2,750	Cash	Nil
Mar. 28/02	Common Shares	Exercise of Options	5,500	$0.25	$ 1,375	Cash	Nil

AFRICAN METALS CORPORATION
MAY 31, 2002

B. OPTIONS GRANTED DURING YEAR ENDED MAY 31, 2002:

Date Granted	Number of Options	Name of Optionee	Exercise Price	Expiry Date
July 13, 2001	70,000	M. Bolton	$ 0.25	July 13, 2006
July 13, 2001	10,000	J. Nestoruk	$ 0.25	July 13, 2006
July 13, 2001	200,000	Swift Current Venture	$ 0.25	July 13, 2006
July 13, 2001	15,000	M. Keith	$ 0.25	July 13, 2006
July 13, 2001	15,000	G. Schnura	$ 0.25	July 13, 2006

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MAY 31, 2002:

Authorized share capital – unlimited common shares without par value.

A total of 12,508,620 shares have been issued for a total of $9,393,550.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT MAY 31, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	72,500	$0.20	October 16, 2002
Stock Options	112,000	$0.20	August 6, 2003
Stock Options	457,500	$0.20	January 26, 2005
Stock Options	234,000	$0.25	July 13, 2006

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MAY 31, 2002:

Common shares in escrow - NIL

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT SEPTEMBER 20, 2002:

Willis W. Osborne	President/Director
Franklin Russell	Director
Michael F. Bolton	Director
Jennifer Nestoruk	Secretary

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at October 16, 2002)

Corporate Office:	Suite 515, 475 Howe Street Vancouver, British Columbia, Canada V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854 Website: www.africanmetals.com Email Address: info@africanmetals.com
Directors & Officers:	Mr. Willis W. Osborne, President & Director Mr. Michael F. Bolton, Director Mr. Franklin Russell, Director Ms. Jennifer Nestoruk, Corporate Secretary
Stock Exchange Listing:	TSX Venture Exchange (TSX) Trading Symbol "AFR"
Transfer Agent & Registrar:	Computershare Trust Company of Canada 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9
Share Capital:	Authorized: Unlimited Issued: 11,167,020 Options: 1,103,500 12g3-2(b) Exemption #82-1856 Standard & Poor's Listed United States Securities & Exchange Commission Form 20-F File No. 0-29588
Legal Counsel:	DuMoulin Black 10th Floor, 595 Howe Street Vancouver, British Columbia, Canada V6C 2T5
Registered & Records Office:	Anton, Campion, MacDonald, Oyler & Buchan Suite 200 Financial Plaza, 204 Lambert Street Whitehorse, Yukon, Canada Y1A 3T2
Auditor:	Jones Richards & Company Suite 900, 1200 Burrard Street Vancouver, British Columbia, Canada V6Z 2C7

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